18005283

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange

MAR 26 2018

RECEIVED

SEC FILE NUMBER
8-50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaway Capital, L.P.

OFFICIAL USE ONLY
43888
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3009 Post Oak Blvd Suite 950

(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Miller 713-952-0186

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones

(Name – *if individual, state last, first, middle name*)

4828 Loop Central Drive Suite 100	Houston	Texas	77081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Harold J Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaway Capital, L.P., as of March 15, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY ELIZABETH PLANT
Notary Public, State of Texas
Comm. Expires 01-20-2020
Notary ID 130503338

Molly Plant
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALWAY CAPITAL, L.P.

(A Texas Limited Partnership)

Report of Independent Registered Public Accounting Firm,
Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2017

GALWAY CAPITAL, L.P.

Table of Contents
December 31, 2017

MCCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Galway Capital, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (the Partnership) as of December 31, 2017, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Net Capital Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission contained in Schedule I (the "supplemental information") has also been subjected to audit procedures performed by us in conjunction with the audit of the Partnership's financial statements. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements and the supplemental information are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and the supplemental information based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. Our audit procedures for the supplemental information included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information in Schedule I.

McConnell & Jones LLP

We have served as the Partnership's auditor since 2009.
Houston, Texas
March 15, 2018

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	63,368
Prepaid expenses		965
TOTAL ASSETS	$	64,333
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	4,521
TOTAL LIABILITES		4,521
PARTNERS CAPITAL		
Partners' capital		59,812
TOTAL PARTNERS' CAPITAL		59,812
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	64,333

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

REVENUES		
Consulting fees	$	68,000
TOTAL REVENUES		68,000
EXPENSES		
Technology, data and communication costs		2,328
Dues and subscriptions		17,000
Travel and entertainment		1,066
Occupancy and equipment expenses		13,564
Regulatory fees		3,350
Professional service fees		30,717
Bad debts		5,000
State and local income taxes		85
Other expenses		783
TOTAL EXPENSES		73,893
NET LOSS	$	(5,893)

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2017

	General Partner	Limited Partner	
	HJ Miller Company, Inc	**Galway Group, LLC**	**Total**
Balance at January 1, 2017	$ (192)	$ 65,897	$ 65,705
Net loss	(59)	(5,835)	(5,893)
Balance at December 31, 2017	$ (251)	$ 60,062	$ 59,812

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(5,893)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expenses		5,000
Changes in operating assets and liabilities:		
Prepaid expenses		(443)
Accounts receivable		5,000
Accounts payable		(14,198)
Net cash used in operating activities		(10,534)
Net decrease in cash		(10,534)
Cash – beginning of year		73,902
Cash – end of year	$	63,368

See accompanying notes to financial statements.

NOTE 1 Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

HJ Miller Company, Inc, is the general partner with a 1% of ownership interest in the Partnership. Galway Group, LLC. (the Group) is the sole limited partner with a 99% ownership interest in the partnership.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprised primarily of transaction services. The Partnership does not underwrite securities or participate in the brokerage of publicly traded securities.

In 2017, the Partnership generated net loss of $5,893 and had cash of $63,368 in its bank account. If necessary, the Galway Group, LLC will provide financial support to the Partnership sufficient to satisfy its obligations as they become due until at least January 1, 2019.

NOTE 2 Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable

For private placements monthly retainers are recorded in revenue when billed and credited to any subsequent placement fee. The placement fee is based on a percentage of funds raised and is recognized as revenue when the funding deals are signed. Revenues for mergers and acquisitions are based on success fees are recognized upon consummation of a transaction. Past due accounts receivable are reviewed monthly for collectability and amount deemed uncollectable are written off to bad debt expense.

Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. The Partnership is subject to Texas Franchise Tax and accrues 1% of the gross margin. The Partnership did not incur the Texas Franchise Tax since the gross receipts were less than $1 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a broker-dealer. As of December 31, 2017, the Partnership's net capital, as defined, of $59,247 exceeded the required minimum by $54,247.

NOTE 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2017. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2017.

NOTE 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

NOTE 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Partnership did not generate revenue over $500,000 during 2017.

NOTE 7 Related Party Transactions

On April 1, 2013, the Partnership entered into an office and administrative agreement with the Group for certain administrative functions, use of office facilities, equipment and other indirect expenses of operation. On February 1, 2015 the office and administrative agreement was amended and restated. During 2017 the Partnership paid $12,000 of administrative service fees to Galway Group, LLC.

During 2017, the Partnership did not require Galway Energy Advisor, LLC (the Advisor) for any financial advisory and consultancy services to its clients. The Chairman of the Advisor is the Partnership's general partner.

NOTE 8 Subsequent Events

The Partnership has evaluated subsequent events through March 15, 2018, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR GALWAY CAPITAL, L.P.

As of December 31, 2017

COMPUTATION OF NET CAPITAL			
Total assets		$	64,333
Less - total liabilities			4,521
Net worth			59,812
Deductions from and/or charges to net worth			
Total non-allowable assets	565		
Other deductions or charges	-		
Total deductions from net worth			565
Net capital before haircuts on securities positions			59,247
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital		$	59,247

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	301		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				59,247
Excess Net Capital			$	54,247
Aggregate Indebtedness			$	4,521
Excess net capital at 1,000% (Net capital, less greater of 10% aggregate indebtedness or 120% minimum dollar requirement)			$	53,247
Ratio of aggregate indebtedness to net capital				8.00%
Ratio of subordinated indebtedness to debt/equity total				N/A

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Partners of
Galway Capital, L.P.

We have reviewed management's statements, included in the accompanying Galway Capital, L.P. Exemption Letter for the year ended December 31, 2017, in which (1) Galway Capital, L.P. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Galway Capital, L.P. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Galway Capital, L.P. stated that Galway Capital, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Galway Capital, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galway Capital, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP

Houston, Texas
March 15, 2018

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

Galway Capital, LP

Advisors and Investment Bankers to the Energy Industry

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Harold Miller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Date February 17, 2018

X [signature]

Harold J. Miller
Managing Director

3009 Post Oak Blvd., Suite 950 | Houston, Texas 77056 | Phone: 713-952-0186 | www.galwaycapital.com

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2672********************MIXED AADC 220
50478 FINRA DEC
GALWAY CAPITAL LP
3009 POST OAK BLVD STE 950
HOUSTON, TX 77056-6599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Molly Plant 7139520186

2. A. General Assessment (item 2e from page 2) $ 102.00

B. Less payment made with SIPC-6 filed (exclude interest) (82.14)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19.86

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 19.86

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Galway Capital, L.P.
(Name of Corporation, Partnership or other organization)

H G Miller
(Authorized Signature)

Dated the 28 day of February, 20 18.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 108,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 108,000
2e. General Assessment @ .0015	$ 102. (to page 1, line 2.A.)